Exhibit 99.5

Dear Shareholders:

Finally, some good news! The last few years have not been a lot of fun, both in the world or in your Company. However, after a decision by the First Chamber of the Supreme Court of Justice of Mexico (SCJN), I believe we have some certainty about our project. You will recall the case was against the government of Mexico by the people of the ejido and Indigenous community of Tecoltemi demanding that the Mining Law be declared unconstitutional and re-written to include provisions for indigenous consultation to take place before a mining claim application is granted. This is something of a test case using the Company’s Ixtaca project. So, we are an interested third party and, as announced, the SJCN declared the Mining Law constitutional, but found the Ministry of the Economy (MEC), of which the Department of Mines is a part, should be conducting a consultation with Indigenous communities in the area where a claim has been staked before granting a claim title. The courts also outlined the basic procedures for this informative consultation process. The final consultation process to be used is being developed now. Most importantly, our rights to the claims and the Ixtaca deposit are protected while the consultation process is completed. After this, we expect to carry on advancing Ixtaca towards production.

It has been about seven years for this matter to work its way through the legal system to the SJCN decision. The challenge of integrating international commitments into domestic regulations and policies is an important and complicated issue for Mexico to address. While consultation before granting a claim is unusual among mining countries with Indigenous populations who are not subject the jurisdiction of the Inter-American Court of Human Rights, consultation is not. Canadian mining companies are long familiar with Indigenous consultation requirements in our own country and have no problem dealing with legitimate issues or concerns that stem from such consultation, and indigenous consultation has become standard across Latin America and reached the financial sector recently through the fourth version of the Equator Principles. Due to the absence of adequate public information, in 2017 before the SJCN decision, we voluntarily contracted an independent Social Impact Assessment Study of the Ixtaca mine impact area in an effort to raise our level of compliance. The lands of the complaining Tecoltemi Indigenous community and ejido are located well beyond the mine impact area but were minimally overlapped by our original claims.

The mine will bring huge positive impacts. Most of a deposit’s gross value goes to operating costs which will stay in the mine area. These are wages, fuel and energy costs, local taxes, local materials, etc. Wages are generally around 30% of mine operating costs (larger than profits) and these will largely go to local people. There are other positive impacts in the form of training, municipal taxes, income taxes, provision of mine services such as local hotel activity, on and on. Local entrepreneurs have invested in land etc. in anticipation of providing services to a prosperous mining community. Furthermore, and in addition to the above positive impacts, through elaboration of the Human Rights Impact Assessment, which will expand on the 2017 Social Impact Assessment, the mine will include a Social Investment Plan which will aim at distributing culturally pertinent shared benefits in accordance with best international practice, which will result in building more resilient communities. With the improvements to water and basic infrastructure which will accompany mine development, we are tremendously excited by the potential of the mine to be a catalyst for long term economic and social development in the area.

As noted above, the past seven years have been trying for the Company and its stakeholders. I am increasingly optimistic that one day we will be able to look back on this knowing that not only have we discovered and built an excellent new precious metals mine, but that we have contributed to Mexico’s efforts to respect its international commitments and build procedures that can protect vulnerable groups in the country. However, in the near term we focus on hitting the next milestone necessary prior to being able to develop the mine, knowing that while some share our vision of a progressive mining industry that can be an accelerant of positive change, there are others, both international and within the Mexican government, who are well funded and simply ideologically opposed to open pit or precious metals mining. We expect that their opposition will continue to manifest itself through new issues as we move forward.

We have made excellent progress on a very comprehensive Environmental Permit Application (MIA) and, once we have the claim issue behind us, we look forward to submitting it to the Department of the Environment for review. It is a good project environmentally, socially, culturally, and will be financially rewarding to Mexico, its people and you, the shareholders.

Sincerely,

Duane Poliquin
Chair